Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-289862

September 22, 2025

Investor Presentation September 22 , 2025 COMMERCIAL BANCGROUP, INC.

Important Notices and Disclaimers

Commercial Bancgroup, Inc. (the “Company,” “Commercial,” “CBK,” “we,” “our,” or “us”) has filed a Registration Statement on Form S-1 (Commission File No. 333-289862), as it may be amended from time to time (the “Registration Statement”), with the U.S. Securities and Exchange Commission (the "SEC") for an initial public offering of our common stock (the “Offering”) to which this presentation (this “Presentation”) relates. The Registration Statement has not yet been declared effective by the SEC. The Company's securities may not be sold, nor may any offers to buy be accepted, prior to the time the Registration Statement is declared effective by the SEC. Before you invest, you should read the preliminary prospectus (the “Preliminary Prospectus”) included in the Registration Statement and the other documents the Company files with the SEC for more complete information about the Company and the Offering. You may obtain these documents for free by visiting the SEC’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) database (http://www.sec.gov). Alternatively, copies of the Preliminary Prospectus may be obtained by contacting Hovde Group, LLC, Attention: Prospectus Department, 1629 Colonial Parkway, Inverness, Illinois 60067, or by telephone toll-free at (833) 587-4159, or by email at prospectus@hovdegroup.com.

This Presentation does not purport to contain all of the information that may be material or relevant to an investment decision. In addition, certain financial information presented in this Presentation has not been audited. In all cases, interested parties should conduct their own investigation and analysis of the Company and the data set forth in this Presentation and other information provided by or on behalf of the Company. The contents of this Presentation should not be construed as investment, legal or tax advice. Except where information is provided as of a specified date, this Presentation speaks as of the date set forth on the cover page hereto. The delivery of this Presentation will not, under any circumstances, create an implication that there has been no change in the affairs of the Company since the date of this Presentation. This Presentation does not constitute an offer to sell, nor a solicitation of an offer to buy, any securities by any person in any jurisdiction in which it is unlawful for such a person to make such an offering or solicitation. Neither the SEC nor any other regulatory agency has approved or disapproved of our securities or passed upon the accuracy or adequacy of this Presentation, and representation to the contrary is a criminal offense. Our common stock is not a deposit account of Commercial Bank, our wholly owned bank subsidiary (the “Bank”), and is not insured by the FDIC or any other governmental agency. No money or other consideration is being solicited and, if sent in response hereto, will not be accepted. We are under no obligation to make an offering. We may choose to offer securities to some, but not all, of the people who indicate an interest in investing. Any such offering of securities will only be made by means of the Registration Statement, after the Registration Statement is declared effective by the SEC. The information included in the Registration Statement is more complete than the information we are providing now, and could differ in important ways.

Forward-Looking Statements

This Presentation contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Words and phrases such as “believe,” “will,” “expect,” “may,” “anticipate,” “assume,” “project,” “seek to,” “estimate,” “intend to,” “indicate,” “plan,” “should,” “continue,” and “predict,” and the negative versions of these words and phrases and other similar words and phrases, are intended to identify forward-looking statements but may not be the exclusive means of identifying such statements. Forward-looking statements are not statements of historical facts and are based on current expectations, estimates, and projections regarding the Company and its business based on the beliefs of and certain assumptions made by Company management, many of which assumptions are by their nature inherently uncertain and subject to factors beyond the Company’s control. You are cautioned that forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties, and assumptions that are difficult to predict. The forward-looking statements contained in this Presentation are made only as of the date of this Presentation. Although we believe that the expectations reflected in such forward-looking statements are reasonable, actual results, performance, or achievements may differ materially from the results, performance, or achievements expressed or implied by such forward-looking statements. The Company disclaims any obligation to update any forward-looking statements to reflect changes since the date of this Presentation, or to conform these statements to actual results, unless required by law. You should not place undue reliance on any forward-looking statements.

Industry Information

Certain industry and market data, forecasts and other information contained in this Presentation has been prepared based, in part, upon data, forecasts and other information that we obtained from regulatory sources, periodic industry publications, third-party studies and surveys, as well as filings of public companies in our industry, internal company surveys and other independent information publicly available to us. Although we believe such information is reliable and are not aware of any inaccuracies therein as of the date of this Presentation, we have not independently verified this information, and this information could prove to be inaccurate or incomplete. By attending this Presentation, you acknowledge that you will be solely responsible for your own assessment of all such information and that you will conduct your own analysis and be solely responsible for forming your own view of the potential future performance of our business. Our and our Bank’s logos and other trademarks referred to and included in this Presentation belong to us. Solely for convenience, we may refer to our trademarks herein without the “®” “SM” or “TM” symbols, but such references are not intended to indicate that we will not assert, to the fullest extent under applicable law, our rights to our trademarks.

2

3 Important Notices and Disclaimers Non - GAAP Financial Measures This Presentation contains certain financial measures that are not measures recognized under generally accepted accounting pr inc iples in the U.S. (“GAAP”) and, therefore, are considered non - GAAP financial measures. The Appendix to this Presentation includes reconciliations of these non - GAAP financi al measures to the most directly comparable financial measures calculated in accordance with GAAP. We use non - GAAP financial measures, certain of which are inclu ded in this Presentation, both to explain our operating results to shareholders and the investment community and to evaluate, analyze, and manage our business. We beli eve that these non - GAAP financial measures provide a better understanding of ongoing operations, enhance the comparability of results across periods, and enable investo rs to better understand our performance. However, non - GAAP financial measures should not be considered in isolation and should be considered supplemental in nature and n ot as a substitute for or superior to the most directly comparable or other financial measures calculated in accordance with GAAP. Additionally, the manner in which th e n on - GAAP financial measures contained in this Presentation are calculated may differ from the manner in which measures with similar names are calculated by other comp ani es. You should understand how other companies calculate their financial measures similar to, or with names similar to, the non - GAAP financial measures contained in this Presentation when comparing such non - GAAP financial measures. Preliminary Estimated Results of Operations for the Nine Months Ended September 30, 2025 Set forth herein are preliminary unaudited estimates of certain financial information for the nine months ended September 30, 20 25. We have not yet finalized our financial information for the three and nine months ended September 30, 2025, and therefore the unaudited financial information for the ni ne months ended September 30, 2025, presented herein reflects preliminary estimates and assumptions based on currently available information and is subject to, a mon g other things, completion of our financial closing procedures, which we do not expect to complete for the three and nine months ended September 30, 2025, until after th e c ompletion of this offering. As a result, while this information is presented with ranges that we consider to be reasonable, it remains in all cases subject to change pendin g f inalization of our financial closing procedures, and our actual results will not be available to you prior to investing in this offering. This financial information should no t b e viewed as a substitute for full quarterly financial statements prepared in accordance with GAAP. You should also note that additional information on our financial results presen ted herein will be included in future reports expected to be available only after this offering, such as complete financial results for the three and nine months ended Sep tem ber 30, 2025 and footnote disclosures associated with our financial results. These preliminary estimates should not be viewed as a substitute for our historical consolidated financial statements and the ac companying notes included in the Registration Statement. These preliminary estimates may not be indicative of the financial results for any future period as a result of va rio us factors, including, but not limited to, those discussed in the sections titled “Risk Factors” and “Cautionary Note Regarding Forward - Looking Statements” included in the Regis tration Statement. The preliminary unaudited financial information for the nine months ended September 30, 2025, included herein has been prepar ed by, and is the responsibility of, our management. Mauldin & Jenkins, LLC, our independent registered public accounting firm, has not audited, reviewed, examined, c omp iled, nor applied agreed - upon procedures with respect to this preliminary unaudited financial information. Accordingly, Mauldin & Jenkins, LLC does not exp res s an opinion or any other form of assurance with respect thereto. Stock Reclassification and Split Prior to September 18, 2025, the Company had three classes of common stock outstanding: common stock, Class B common stock, a nd Class C common stock. On September 18, 2025, the Company's charter was amended and restated to, among other things, ( i ) reclassify and convert each outstanding share of Class B common stock into 1.15 shares of common stock and reclassify and convert each outstanding share of Class C common stock into 1.05 shares o f c ommon stock (the “Stock Reclassification”) and (ii) immediately following the Stock Reclassification, effect a 250 - for - 1 forward stock split in respect of the Company's outstanding common stock (the “Stock Split”). Unless otherwise indicated, all share and per share data in this Presentation has been adjusted, where applic abl e, to reflect the Stock Reclassification and the Stock Split as if they had occurred at the beginning of the earliest period presented.

4 Offering Summary Commercial Bancgroup , Inc. Issuer CBK | NASDAQ Capital Market Ticker | Exchange $100.0M comprised of $25.0M Primary Shares and $75.0M Secondary Shares (excludes the overallotment option) Base Offering Size $25.75 – $27.75 per share Filing Range 3,738,317 Total, comprised of 934,579 Primary Shares and 2,803,738 Secondary Shares (based on the midpoint of the pricing range) Base Shares Offered 15% of Base Offering Size (up to 560,747 shares based on midpoint of the pricing range; all Secondary Shares) Overallotment Option $352M (based on the midpoint of the per share pricing range) Pro Forma Market Cap ■ 180 days for Executive Officers, Directors, and certain Pre - IPO Shareholders ■ 2 years for Robertson Holding Company, Unified Shares, Neely family entities (incl. Neely Enterprises) shareholders Lock - up Repay in full the outstanding indebtedness under the Community Trust Loan Agreement and to redeem in full the outstanding Subordinated Debentures and related Trust Preferred Securities, and to use the remaining net proceeds, if any, for general corporate purposes Use of Proceeds Hovde Group, LLC Sole Book Running Manager End of September 2025 Expected Pricing Date

Company Overview

Headquarters:	Total Assets:	Total Loans:	Total Deposits:	Branches[2]:
Harrogate, TN	$2.3 Billion	$1.8 Billion	$1.9 Billion	34

Financial Highlights

($ in thousands, except per share) Profitability Metrics	2022	2023	2024	YTD
Net Income	$25,082	$30,693	$31,410	$17,591
ROAA	1.45%	1.57%	1.43%	1.55%
ROATCE[1]	17.2%	18.5%	16.5%	16.6%
Core Net Income[1]	$25,181	$30,968	$33,501	$17,823
Core ROAA[1]	1.46%	1.56%	1.51%	1.57%
Core ROATCE[1]	17.2%	18.7%	17.6%	16.9%
Efficiency Ratio	49.9%	47.4%	52.1%	48.4%
Net Interest Margin	3.55%	3.92%	3.75%	3.73%
TCE/TA[1]	8.97%	8.08%	9.07%	9.92%
NCOs/Average Loans	-0.09%	0.01%	0.01%	0.02%
ACL/Gross Loans	0.98%	0.98%	1.00%	1.01%
NPAs/Assets	0.33%	0.29%	0.26%	0.30%

Per Share Data	2022	2023	2024	YTD
Earnings Per Share	$2.07	$2.51	$2.54	$1.44
Core Earnings Per Share[1]	$2.08	$2.54	$2.75	$1.47
Book Value Per Share	$13.15	$15.59	$18.18	$19.22
Tangible Book Value Per Share[1]	$12.93	$14.43	$17.12	$18.22

Franchise Map



Louisville
Lexington
Kentucky
Harrogate
Bristol
Johnson City
Kingsport
Nashville
Winston-Salem
Tennessee
Knoxville
North Carolina
Charlotte
Chattanooga
Headquarters
Current Branch Location
Planned De Novo Branch Location

[1]Non-GAAP financial measure. See Appendix for a reconciliation of non-GAAP financial measures. [2]Includes the banking facility located in our principal executive office.
Financial and branch data as of the six months ended June 30, 2025, unless otherwise noted. See Important Notices and Disclaimers.
Source: Company documents and S&P Capital IQ Pro

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6 Investment Merits Competitive Strengths Experienced and invested leadership team with meaningful ownership Successfully completed five whole - bank acquisitions since 2008 with a focus on balance sheet and customer retention Diversified, commercially focused loan portfolio well - positioned in attractive growth markets Strong core deposit base comprised of 50% demand deposits (as of June 30, 2025) with excellent market share throughout nine community markets Top tier financial performer, consistently ranking in the top & upper quartiles compared with peers Proven ability to recruit and retain talented bankers and staff across our markets Scalable, decentralized operating model with local leadership and decision - making authority coupled with strong, centralized risk and credit support Strategic Focus Growth and expansion strategy with a keen focus on strengthening our presence in higher growth markets in Tennessee and North Carolina Emphasize commercial banking with a focus on small & medium - sized businesses and consumers Deliver best - in - class, top tier shareholder returns with a focus on EPS and TBVPS growth consistent with historical performance Execute a capital deployment strategy focused on organic growth, disciplined M&A and de novo expansion Fund asset growth through core deposit generation and strong relationship banking Leverage technology to enhance the customer experience and improve productivity

7 Executive Management Team ■ Our executive management team has over 100 years of collective experience in the banking industry and has managed through multiple operating cycles Terry L. Lee President, Chief Executive Officer, and Director Terry L. Lee has 35 years of experience in the banking industry, all of which have been with Commercial Bank, the Company’s wholly owned bank subsidiary (the “Bank”). He has served as a member of our executive management team in various capacities since 1995 and has provided steady leadership to the Company and the Bank throughout this time. Philip J. Metheny Executive Vice President, Chief Financial Officer Philip J. Metheny has 43 years of experience in the banking industry and joined the Bank in 2012. He is primarily responsible for overseeing our financial and accounting operations. Richard C. Sprinkle, Jr. Executive Vice President, Chief Credit Officer Richard C. Sprinkle, Jr. has 31 years of experience in the banking industry and joined the Bank in 2008. He is primarily responsible for overseeing the lending activities of the Bank. CBK: 35 Yrs Banking: 35 Yrs CBK: 13 Yrs Banking: 43 Yrs CBK: 17 Yrs Banking: 31 Yrs

Business Evolution, Timeline & Milestones

Phase	Year	Milestone
Early History	1976	The Bank was founded as Commercial Bank of Claiborne County by E. Oscar Robertson on June 9, 1976
	1979	The Bank opened its first branch in Speedwell, TN on January 8, 1979
	1986	On April 23, 1986, Commercial Bank of Claiborne County purchased Union County Bank from the FDIC and subsequently changed the Bank's name to Commercial Bank
History of Deposit-Focused Acquisitions, De Novo Expansion & Organic Growth	2001	On November 16, 2001, the Bank acquired Middlesboro Federal Bank adding three branches in KY and one in TN
	2008	On September 8, 2008, the Bank acquired The Union National Bank and Trust Company of Barbourville adding five branches
	2014	On March 1, 2014, the Bank opened an LPO in Nashville, TN
	2016	On April 16, 2016, the Bank acquired National Bank of Tennessee adding two branches
	2017	On August 15, 2017, the Bank announced the acquisition of Citizens Bank adding three branches
Positioning for Growth	2019	On March 1, 2019, the Bank transitioned its LPO in Nashville, TN into a full-service branch in Brentwood, TN (part of the Nashville MSA)
	2020	On February 1, 2020, the Bank acquired First National Bank and Trust adding four branches
	2023-24	On June 1, 2023, the Company acquired a majority stake in AB&T Financial Corporation ("AB&T"), and, on June 30, 2024, the Company acquired the remaining minority stake in AB&T adding four branches and an LPO

Source: Company documents

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9 Strategic & Operational Vision We will maintain our focus on strong, profitable, organic growth in our core markets, as we focus on acquisition opportunities in Tennessee, North Carolina, South Carolina and North Georgia Responsible Growth Acquisition strategy: ■ Community bank consolidator providing liquidity to family - controlled banks ■ Pooling of resources for efficiency ■ Medium - sized community bank consolidation ■ Balance sheet management ■ Add additional growth in concurrent markets; make current footprint larger ■ Acquire and retain talent as part of the acquisition We will execute this strategy while we maintain: ■ High quality team members ■ Solid balance sheet fundamentals ■ Strong focus on our efficiency ratio ■ Strong asset quality ■ Limited debt ■ Adequate capital at the Bank level ■ Adequate liquidity Dual Strategy We will follow this “dual strategy” with the goal of providing maximum returns to our shareholders

Top Tier Financial Performance vs. Tennessee & Southeastern Peers

- The Company ranks in the top and upper quartile for key financial performance metrics relative to peers

COMMERCIAL BANCGROUP


112 Banks


143 Banks

	Commercial as of 6/30/2025	TN Banks[1]			SE Banks ($1-5B)[2]		
		Median	Percentile (%)	Quartile	Median	Percentile (%)	Quartile
ROAA (LTM)	1.44%	0.90%	77%	Top	0.91%	82%	Top
ROE (LTM)	14.9%	9.1%	85%	Top	10.8%	83%	Top
ROATCE (LTM)[3]	15.8%	10.3%	80%	Top	12.2%	78%	Top
Efficiency Ratio (LTM)	52%	68%	90%	Top	65%	88%	Top
Assets/Employees ($000)	$7,939	$6,382	73%	Upper	$7,666	55%	Upper
Net Interest Margin (LTM)	3.74%	3.50%	60%	Upper	3.40%	70%	Upper
NIB Deposits/Deposits	22.5%	19%	64%	Upper	20%	58%	Upper
Fee Income/Avg. Assets (LTM)	0.47%	0.47%	48%	Lower	0.66%	28%	Lower
Loan-to-Deposit Ratio	97%	82%	90%	Top	82%	86%	Top
TCE Ratio[3]	9.92%	9.15%	58%	Upper	8.38%	71%	Upper
NCOs/Avg. Loans (LTM)	0.02%	0.04%	57%	Upper	0.05%	63%	Upper

Financial data as of the six months ended June 30, 2025, unless otherwise noted.
[1]All banks headquartered in TN. [2]Banks with total assets $1-5B headquartered in the Southeast; Southeast region includes AL, AR, FL, GA, MS, NC, SC, TN, VA, & WV.
[3]Non-GAAP financial measure. See Appendix for a reconciliation of non-GAAP financial measures
Source: Company documents and S&P Capital IQ Pro

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$9.70 $11.20 $12.93 $14.43 $17.12 $18.22 2020 2021 2022 2023 2024 2Q25 $1.08 $1.58 $2.08 $2.54 $2.75 $1.47 $2.94 2020 2021 2022 2023 2024 YTD* 11 Driving Shareholder Value is Our Top Priority Tangible Book Value Per Share ($) 1 Core Earnings Per Share ($) 1 Core Efficiency Ratio 1 Core ROATCE 1 Core ROAA 1 Reported PPNI ($M) 1 $19.1 $25.7 $33.1 $43.0 $42.4 $22.8 $45.6 2020 2021 2022 2023 2024 YTD* 0.85% 1.14% 1.46% 1.56% 1.51% 1.57% 2020 2021 2022 2023 2024 YTD* 11.6% 15.1% 17.2% 18.7% 17.6% 16.9% 2020 2021 2022 2023 2024 YTD* 66% 56% 50% 47% 49% 48% 2020 2021 2022 2023 2024 YTD* *YTD is through the six months ended June 30, 2025; Core EPS and Reported PPNI YTD figures are annualized 1 Non - GAAP financial measure. See Appendix for a reconciliation of non - GAAP financial measures 2 2024 Pre - tax, pre - provision net income includes $2.8M of one - time merger expenses 3 Publicly traded peers includes 54 nationwide peers trading on NASDAQ and the NYSE with $250M to $500M market cap as of Septem ber 9, 2025 Source: Company documents 2 ■ The Company ranks in the 94th and 92nd percentiles , respectively, for TBVPS and EPS CAGR since 2020 compared with 54 publicly traded peers with a $250M - $500M market cap 3

12 Recent Developments Preliminary Estimates for the Nine Months Ending on September 30, 2025 $68.0M – $66.5M Revenue 49% – 46% Efficiency Ratio $36.5M – $35.0M Pre - tax, Pre - provision Net Income 1 Estimates for the Year Ending on December 31, 2025 $93.0M – $91.0M Revenue 49% – 46% Efficiency Ratio $49.5M – $47.5M Pre - tax, Pre - provision Net Income ■ Below are key estimated ranges for the nine months ending on September 30, 2025 1 Non - GAAP financial measure. See Appendix for a reconciliation of non - GAAP financial measures. Source: Company documents

Mix of High Growth Metro and Stable, Deposit Rich Community Markets

Key Franchise Metrics by Metropolitan and Community Markets

Market	Market Rank	Deposit Market Share (%)	Number of Branches	Market Deposits ($M)	Deposits per Branch ($M)	YoY Deposit Growth (%)
Key Metropolitan Markets						
Charlotte-Concord-Gastonia, NC-SC	36	0.02	2	94	46.9	-4.5
Nashville-Davidson--Murfreesboro--Franklin, TN	60	0.04	1	34	34.3	42.7
Knoxville, TN	16	0.90	4	225	37.5	3.8
Kingsport-Bristol, TN-VA	19	0.60	1	33	32.5	38.2
Johnson City, TN	18	0.10	1	5	4.5	14.3
Community Markets						
Laurel, KY	2	20.68	5	236	47.3	4.3
Knox, KY	2	27.47	4	149	37.3	-2.5
Harlan, KY	4	17.65	2	88	44.0	17.0
Whitley, KY	7	0.24	1	1	1.3	4.5
Cleveland, NC	4	10.79	2	153	76.5	22.5
Claiborne, TN	1	53.53	5	562	112.4	28.4
Cocke, TN	3	23.66	2	179	89.6	2.6
Union, TN	1	52.83	2	130	65.1	10.1
Hamblen, TN	6	3.66	2	50	24.9	-6.6

Branches by Market Type


Community
74%
Metropolitan
26%

Total: 34[1]

Loans HFI by Market Type


Community
42%
Metropolitan
58%

Total: $1.8B

Deposit Mix by Market Type


Metropolitan
14%
Community
86%

Total: $1.9B

[1]Includes the banking facility located in our principal executive office
Deposit market share data as of June 30, 2024. Market type breakdown for branches, loans, and deposits is as of June 30, 2025
Source: FDIC and Company documents

13

Key Markets Overview/Dynamics

Charlotte, NC



- A premier financial and economic hub within the Southeastern U.S. with an estimated population of ~2.9 million
- Home to several major financial institutions and serves as a critical nexus for the energy, healthcare, and logistics sectors
- Dominance in the financial industry and innovation ecosystem create an unparalleled opportunity for long-term growth

Nashville, TN



- One of the most rapidly expanding metropolitan regions within the U.S. with an estimated population of ~2.2 million
- Widely acclaimed for its vibrant cultural scene, dynamic labor market, and relative affordability
- Nashville serves as home to several Fortune 500 and industry-leading corporations led by the healthcare industry

Knoxville, TN



- Dynamic and expanding economic center in East Tennessee with an estimated population of ~1 million
- The Knoxville MSA hosts key industries, including advanced manufacturing, energy production, and logistics
- Home to the University of Tennessee and Oak Ridge National Laboratory

Tri-Cities, TN



- A dynamic and expanding economic hub in Northeast Tennessee and Southwest Virginia with an estimated population of ~0.5 million
- Diversified economic base, anchored by critical sectors such as healthcare, manufacturing, logistics, and tourism
- Location at the intersection of major interstate highways enhances its appeal as a logistics and distribution center

Community Markets



- Our community markets tend to offer primarily retail and small business customer opportunities and more limited competition
- This leads to an attractive profitability profile and smaller ticket, more granular loan and deposit portfolios
- These markets have been deemphasized by national and regional banks which allows for continued growth

Projected Population Change (2025 – 2030)[1]


6.6%
5.6%
5.9%
2.8%
4.7%
2.4%
Charlotte MSA
Nashville MSA
Knoxville MSA
Kingsport-Bristol MSA
Johnson City MSA
National Average

Projected 2030 Median HHI ($000)[1]


$89.9
$94.4
$79.2
$63.7
$68.3
$85.7
Charlotte MSA
Nashville MSA
Knoxville MSA
Kingsport-Bristol MSA
Johnson City MSA
National Average

Tri-Cities includes Kingsport, Bristol, and Johnson City, TN

[1]Source: Demographic data provided by S&P Capital IQ Pro and sourced from Claritas based on U.S. Census data

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Proven M&A Strategy / Seven Historical Acquisitions

M&A Strategy

- Completed seven acquisitions since our inception
- Focus on a mix of both metropolitan growth markets and deposit rich community markets
- Our most recent acquisition of AB&T expanded our franchise into the higher growth Charlotte MSA
- Emphasis on retaining key customers, employees and growing the acquired institution

Future Opportunities

- Well-positioned to be an acquirer of choice given the abundance of smaller, privately held banking institutions in Tennessee
- There are 49 banks with assets between $500M and $2B in the state of Tennessee and ~75% of all banks have <$1B in assets
- Post-IPO, the Company will be **one of only three major exchange-traded banks** with total assets between $1.5B and $5.0B headquartered in Tennessee, North Carolina or Kentucky

1986
Purchased Union County Bank from the FDIC
Maynardville, TN

2001
Acquired Middlesboro Federal Bank
Middlesboro, KY
Branches: 3
Assets: $126M
Loans: $100M
Deposits: $108M

2008
Acquired The Union National Bank and Trust Company of Barbourville
Barbourville, KY
Branches: 5
Assets: $195M
Loans: $124M
Deposits: $172M

2016
Acquired National Bank of Tennessee
Newport, TN
Branches: 2
Assets: $148M
Loans: $52M
Deposits: $139M

2018
Acquired Citizens Bank
New Tazewell, TN
Branches: 3
Assets: $197M
Loans: $171M
Deposits: $172M

2020
Acquired First National Bank and Trust
London, KY
Branches: 4
Assets: $225M
Loans: $128M
Deposits: $182M

2023
Acquired a majority stake in AB&T
Gastonia, NC

2024
Acquired the remaining minority stake in AB&T
Gastonia, NC
Branches: 4
Assets: $245M
Loans: $194M
Deposits: $223M

Source: Company documents and S&P Capital IQ Pro

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$124 $140 $158 $196 $220 $235 2020 2021 2022 2023 2024 2Q25 $1,350 $1,449 $1,421 $1,820 $1,939 $1,851 2020 2021 2022 2023 2024 2Q25 $1,234 $1,194 $1,318 $1,670 $1,789 $1,774 2020 2021 2022 2023 2024 2Q25 $1,614 $1,713 $1,742 $2,197 $2,301 $2,263 2020 2021 2022 2023 2024 2Q25 16 Consistent Balance Sheet Growth Total Net Loans ($M) Total Assets ($M) Total Equity ($M) Total Deposits ($M) Source: Company documents

Consolidated Capital Ratios

Capital Position

	2021	2022	2023	2024	2Q25
Tang. Common Equity/Tang. Assets[1]	8.00%	8.97%	8.08%	9.07%	9.92%
Common Equity Tier 1 Capital	10.9%	11.5%	10.2%	11.1%	12.1%
Tier 1 Risk-based Capital	11.4%	11.9%	10.5%	11.4%	12.4%
Total Risk-based Capital	12.2%	12.8%	11.4%	12.3%	13.4%
Tier 1 Leverage	8.4%	9.5%	8.8%	9.6%	10.1%

CRE and Construction Concentrations (Bank Level)

	2021	2022	2023	2024	2Q25
CRE to Total Risk-based Capital	264%	278%	318%	304%	281%
AC&D to Total Risk-based Capital	87%	87%	90%	79%	71%

- The Company has an outstanding $20.7M note payable to Community Trust Bank, Inc.
- Interest payments are based on a variable rate per annum equal to the prime rate as reported in The Wall Street Journal, adjusted daily. The loan has been utilized to finance merger transactions and support Bank level capital
- The Company also has $6.2M of Trust Preferred Securities that pay interest and dividends quarterly at a rate of Secured Overnight Financing Rate ("SOFR") plus 2.4%

Capital Ratios (%)



9.0%
11.5%
12.8%
8.1%
10.2%
11.4%
9.1%
11.1%
12.3%
9.9%
12.1%
13.4%
2022
2023
2024
2Q25
TCE Ratio[1]
CET1 Ratio
Total Risk-based Capital

Simple Capital Structure



7%
3%
90%
8%
3%
89%
8%
2%
90%
7%
2%
91%
2022
2023
2024
2Q25
Common Equity Tier 1
Trust Preferred
Tier 2 ACL

[1]Non-GAAP financial measure. See Appendix for a reconciliation of Non-GAAP financial measures.
Source: Company documents

17

$448 $510 $504 $812 $909 $838 $765 $799 $752 $839 $869 $868 $137 $139 $164 $169 $160 $146 $1,350 $1,448 $1,420 $1,820 $1,939 $1,851 2020 2021 2022 2023 2024 2Q25 Public Consumer Commercial $626 $725 $758 $922 $976 $927 $491 $509 $488 $659 $693 $702 $1,117 $1,234 $1,245 $1,581 $1,669 $1,629 2020 2021 2022 2023 2024 2Q25 Other Core Deposits Demand Deposits 46.4% 50.0% 53.3% 50.7% 50.4% 50.1% 1.02% 0.54% 0.47% 1.99% 2.79% 2.67% 2020 2021 2022 2023 2024 YTD Demand Deposits as % of Total Deposits Cost of Interest-bearing Deposits Noninterest - bearing 23% Interest - bearing Demand 28% Savings, NOW, & Money Market 21% Jumbo Time 5% Retail Time 24% 18 Core Deposit Rich Franchise Core Deposit Growth ($M) 1 Deposits by Customer Segment ($M) CAGR Other Core Deposits: 8% Demand Deposits: 9% 50% Checking Accounts Cost of Deposits (%) Deposit Composition as of June 30, 2025 (%) Note: Retail Time Deposits are defined as deposits less than $250,000 and Jumbo Time Deposits are defined as deposits greater th an or equal to $250,000; YTD is through the six months ended June 30, 2025; Deposit composition percentages reflect rounding adjustments. 1 Non - GAAP financial measure. See Appendix for a reconciliation of Non - GAAP financial measures. Source: Company documents

Loan Portfolio Detail

Loan Portfolio Highlights

- Diversified portfolio with an emphasis on commercial and business clients with sufficient debt service ratios, guarantor liquidity, and multiple forms of collateral
  - Substantial repeat business with very little turnover
- All lending relationships over $2.5M in exposure get an expansive annual credit review
- Every commercial loan has a 10% deposit requirement, typically the primary operating account
- C&D portfolio largely domiciled in major metro markets. All transactions greater than $2.5M require multiple site visits.
- Single family mortgage loans are retained on the balance sheet

Loan Portfolio Composition as of June 30, 2025 (%)[1]



Construction & Development 11%
Farm 1%
Agricultural <1%
1-4 Family Residential 19%
Commercial & Industrial 9%
HELOCs 2%
Consumer 1%
Multi-family 12%
All Other Loans <1%
Non-owner Occupied CRE 21%
Owner Occupied CRE 24%

Commercial Loan Growth ($M)[1]



CAGR: 9%
$660
$624
$732
$814
$984
$963
$251
$257
$311
$317
$367
$364
$230
$216
$254
$337
$430
$433
$179
$150
$167
$160
$188
$166
2020
2021
2022
2023
2024
2Q25
C&I
Owner Occupied CRE
Non-owner Occupied CRE

Non-owner Occupied CRE as of June 30, 2025 (%)

- Retail portfolio consists of credit tenants capable of covering debt service of entire project
- No spec loans; pre-leasing required



1-4 Rental 1%
Office 6%
Warehouse/ Industrial 3%
Retail 81%
Construction and Land 3%
Self Storage 3%
Mobile Home Park 1%
All Other CRE 2%

[1]Call Report data
Source: Company documents

19

Due in One Year or Less 17% Due after One Year Through Five Years 46% Due after Five Years 37% Fixed Rate 40% Adjustable Rate 60% 20 Loan Portfolio Detail (cont’d) Loans by Geography C&I and Owner - occupied CRE by Industry ($M) Financial data as of the six months ended June 30, 2025 Source: Company documents Loan Maturity Schedule Fixed vs. Adjustable - Rate Loans Industry C&I CRE-OO Total % of Total Real estate rental and leasing 13,032$ 64,776$ 77,808$ 13.0% Manufacturing 20,105 8,102 28,207 4.7% Finance and insurance 45,619 7,538 53,157 8.9% Other services (ex-public administration) 4,736 19,479 24,215 4.0% Retail trade 1,909 27,256 29,165 4.9% Health care and social assistance 20,605 18,485 39,090 6.5% Wholesale trade 3,637 6,331 9,968 1.7% Construction 11,601 13,545 25,146 4.2% Professional, scientific & technical services 3,718 6,151 9,870 1.6% Accommodation and food services 4,133 243,342 247,475 41.3% Arts, entertainment and recreation 63 1,927 1,990 0.3% Other 36,532 16,274 52,805 8.8% Total 165,690$ 433,207$ 598,897$ 100.0% Knoxville MSA 15% Nashville MSA 22% Charlotte MSA 11% Tri - Cities MSA 10% Other Markets 42%

$7,981 $10,825 $10,071 0.47% 0.60% 0.56% 2023 2024 2Q25 $23,839 $7,095 $5,722 $6,276 $5,893 $6,713 1.48% 0.41% 0.33% 0.29% 0.26% 0.30% 2020 2021 2022 2023 2024 2Q25 21 Asset Quality Loan Loss Reserve / NPAs (%) Criticized and Classified Loans / Loans (%) Net Charge - offs (Recoveries) / Average Loans (%) NPAs and 90 Days Past Due / Assets (%) $173 $113 ($1,092) $87 $259 $216 0.01% 0.01% - 0.09% 0.01% 0.01% 0.02% 2020 2021 2022 2023 2024 2Q25 $10,907 $11,189 $13,060 $16,636 $18,205 $17,989 46% 158% 228% 265% 309% 268% 2020 2021 2022 2023 2024 2Q25 Dollar figures are in thousands ($000) Source: Company documents

Pass 99.4% Special Mention 0.23% Substandard 0.33% Pass 100.0% Pass 99.7% Special Mention 0.04% Substandard 0.24% Pass 99.5% Special Mention 0.42% Substandard 0.06% Pass 100.0% Pass 98.6% Special Mention 0.23% Substandard 1.13% Pass 99.98% Substandard 0.02% Pass 99.6% Special Mention 0.25% Substandard 0.15% Total Non - Real Estate Secured 22 Loans by Credit Quality Indicators Real Estate Secured Commercial Other Residential Construction & Land Dev. $1.0 Billion $15.3 Million $376.4 Million $189.2 Million Commercial Consumer Other $178.8 Million $14.6 Million $7.8 Million $1.8 Billion Total Loans Financial data as of the six months ended June 30, 2025 Source: Company documents

$173.7 $243.2 $18.7 $8.0 $27.8 $59.4 $10.7 $0.0 $443.7 $97.8 3 Months 3 Months to 12 Months Over 12 Months to 3 Years Over 3 Years Total Time Deposits Less Than $250K Time Deposits Greater Than or Equal to $250K 23 Asset/Liability Forecast and Historical NIM Trends Yield/Cost Analysis Interest Rate Risk Model Note: YTD is through the six months ended June 30, 2025 Source: Company documents - 14.4% - 11.4% - 10.6% - 4.6% +7.2% +13.6% +20.4% +27.2% -400 -300 -200 -100 +100 +200 +300 +400 Change in Net Interest Income over a 12 - Month Horizon as of 6/30/2025 (%) Change in Interest Rates (bps) 1.18% 0.71% 0.70% 2.24% 2.91% 2.77% 3.50% 3.34% 3.55% 3.92% 3.75% 3.73% 2.04% 1.32% 1.07% 1.28% 1.83% 2.76% 4.99% 4.77% 4.86% 6.26% 6.52% 6.28% 2020 2021 2022 2023 2024 YTD Cost of Funds NIM Yield on Securities Yield on Loans Maturity of Time Deposits as of June 30, 2025 ($M) $541.6M $8.0M $29.4M $302.6M $201.5M

Is this what you were thinking? ($2,848) ($1,733) ($1,326) 1.4% 0.8% 0.6% 2023 2024 2Q25 Unrealized Gains (Losses) on AFS Portfolio % of Total Equity Due in One Year or Less 40% Due after One Year through Five Years 27% Due after Five Years through Ten Years 3% Due after Ten Years 2% Mortgage - Backed Securities 1 28% U.S. Govt. & Federal Agency 53% U.S. Govt. Sponsored Enterprises (GSEs) 9% Mortgage - Backed: GSE Residential 28% State and Political Subdivisions 10% 24 Highly Liquid Investment Portfolio Investment Portfolio Maturities as of June 30, 2025 Unrealized Gains (Losses) on AFS Portfolio Yield on Investments (%) / Total Investments ($000) Investment Portfolio as of June 30, 2025 (%) $106,263 $84,888 $35,846 $52,041 $47,938 $30,113 $2,566 $161,472 $180,067 $158,632 $128,217 $157,452 $108,830 $246,361 $215,913 $210,673 $176,155 $187,565 2.04% 1.32% 1.07% 1.28% 1.83% 2.76% 2020 2021 2022 2023 2024 2Q25 HTM AFS Yield on Securities 1 Expected maturities may differ from contractual maturities of mortgage - backed securities; therefore, these securities are not in cluded in maturity categories Source: Company documents

Excellent Liquidity

Liquidity Highlights as of June 30, 2025

- Balance sheet structure provides multiple options to increase returns, including core funded loan growth and/or continued deposit cost mitigation
- Total liquidity sources of $748M
- On-balance sheet liquidity of $184M, or 38% of estimated uninsured and uncollateralized deposits
- Off-balance sheet liquidity of $563M, or 115% of estimated uninsured and uncollateralized deposits

On-Balance Sheet Liquidity ($000)



$161,252
$170,926
$203,507
$196,020
$182,079
$184,090
7.36%
7.76%
9.14%
8.57%
8.08%
8.19%
1Q24
2Q24
3Q24
4Q24
1Q25
2Q25
On-Balance Sheet Liquidity / Tang. Assets[1]

Liquidity / Uninsured & Uncollateralized (UU) Deps.



200.8%
179.2%
151.6%
155.6%
145.3%
152.7%
156.6%
133.9%
111.0%
117.0%
110.0%
115.1%
44.2%
45.3%
40.6%
38.5%
35.3%
37.6%
1Q24
2Q24
3Q24
4Q24
1Q25
2Q25
On-Balance Sheet / UU Deposits
Available Sources / UU Deposits

2Q25 Sources of Liquidity ($000)

Current On-Balance Sheet:	
Cash and equivalents	$151,282
Unpledged AFS and HTM securities	32,808
Total on-balance sheet	**$184,090**
Available Sources of Liquidity:	
FRB & FHLB remaining borrowing capacity	$210,150
Correspondent banks borrowing capacity	62,500
Brokered CDs capacity	290,808
Total available sources	**$563,458**

[1]Non-GAAP financial measure. See Appendix for a reconciliation of Non-GAAP financial measures.
Source: Company documents

25

26 Investment Highlights 1 Investment Highlights History of robust organic growth and proven top tier financial performance Experienced management team with vested ownership Best - in - class shareholder returns with a focus on EPS and TBVPS growth Balanced franchise with a combination of high growth Southeastern metro markets and stable, deposit rich community markets History of successful M&A focusing on family run banks, with an emphasis on conservative pricing, effective integration, balance sheet retention and growth Diversified, commercially focused loan portfolio with conservative credit culture and an emphasis on true relationship banking Scalable, decentralized business model supported by centralized underwriting, credit admin and technology

Appendix

28 Board of Directors Dennis Michael Robertson (74) Director (since 2023; Director of the Bank since 1995) Mr. Robertson graduated from the University of Tennessee in 1973 with a Business Administration degree in accounting. He graduated with honors in 1975 from the University of Tennessee School of Law, from which he received his Doctor of Jurisprudence Degree, and became a member of the Tennessee Bar in 1976. He began practicing law thereafter in Claiborne County, TN. Mr. Robertson was elected to the Tennessee House of Representatives, where he served the Thirty - Fifth District for eight years from 1976 to 1984. In 1992, he re - entered the private practice of law in Claiborne County, TN where he has practiced ever since. Martha S. Spurlock (67) Director (since 2023; Director of the Bank since 2016) Ms. Spurlock has served as a manager of Unified Shares since 2014. Before retiring in 2015, Ms. Spurlock worked as a claims service representative working on underwriters’ safety claims for Underwriters Safety & Claims, a workman’s compensation insurance carrier. James J. Shoffner (64) Director (since 2025; Director of the Bank since 2021) Mr. Shoffner served on the board of directors of Middlesboro Federal Bank from 1985 to 2001 and served as the chief operating officer of Middlesboro Federal Bank from 1993 to 1995 and its president from 1995 to 2001. Since 1995, he has owned the JRS Restaurant Corporation and Corbin Restaurants. Charles L. Yates (70) Director (since 2025; Director of the Bank since 2023) Mr. Yates has served as the chief financial officer of Smith Enterprises since 2010. He has extensive experience in the banking industry with previous positions as a systems analyst at the Federal Reserve Bank of Charlotte, operations officer at Branch Bank & Trust Company and operations manager at Rock Hill National Bank. Terry L. Lee (68) President, Chief Executive Officer, and Director (Director since 1995; Director of the Bank since 1995) Sam A. Mars III (74) Director (since 2025; Director of the Bank since 1980) Mr. Mars earned a degree in Business Administration from the University of Tennessee in 1973, majoring in accounting. He began his career as President and Chief Operations Officer of S.A. Mars Jr., Inc. and Mars Properties, Inc., his family’s wholesale oil distribution business. During the past five years, Mr. Mars has been semi - retired, as well as self - employed operating various family businesses. Alan C. Neely (59) Director (since 2023; Director of the Bank since 1996) Since 2011, Mr. Neely has been president of Five Stars Properties, a property management and home styling company. Mr. Neely is the former president of Giles Industries, a family - owned mobile home manufacturing company. In 2006, Mr. Neely facilitated the sale of Giles Industries to Southern Energy Homes, which was subsequently acquired by Clayton Home Building Group. Aaron A. Robertson (38) Director (since 2023; Director of the Bank since 2023) Mr. Robertson has been self - employed in the farming/cattle industry since August 2009, and he has been employed with Harrogate Insurance Agency since 2011. Mr. Robertson is also a partner in Robertson Holding Company, L.P. and the Harrogate Restaurant Group. J. Adam Robertson (51) Executive Chairperson of the Board (Director since 2022; Director of the Bank since 2022) Mr. Robertson has 24 years of experience in the banking industry, all of which have been with the Bank. He is primarily responsible for leading our Board of Directors and oversees our investor relations and marketing functions.

29 Capitalization Table ■ The following table shows our capitalization, including regulatory capital ratios, on a consolidated basis, as of June 30, 20 25: ■ on an actual basis; and ■ on a pro forma as adjusted basis, after giving effect to ( i ) the issuance and sale by us of shares of our common stock in this offering at an assumed initial public offering price of $26.75 per share, which is the midpoint of the price range on the cover page of t he offering prospectus, after deducting estimated underwriting discounts, commissions and offering expenses, and (ii) the application of the net proceeds from this offering as described in the offering prospectus under the heading titled “Use of Proceeds.” 1 A $1.00 increase (decrease) in the assumed initial public offering price of $26.75 per share (the midpoint of the price range on the cover page of the offering prospectus) would increase (decrease) the as adjusted amount of our cash and cash equivalents, additional paid - in - capital, total shareholders’ equity and t otal capitalization by approximately $879 thousand, assuming that the number of shares offered by us, as set forth on the cover page of the offering prospectus, remains the same , a nd after deducting the estimated underwriting discounts, commissions and offering expenses Source: Commercial Bancgroup, Inc. S - 1 filing Actual Pro Forma as Adjusted Cash and cash equivalents 1 : 151,282$ 146,614$ Debt: 46,300 46,300 102,209 75,358 148,509 121,658 Shareholders' equity: - - 122 132 Capital surplus 8,406 29,677 Retained earnings 227,900 227,900 Accumulated other comprehensive income (1,161) (1,161) Total shareholders' equity 235,267$ 256,548$ Total capitalization 535,058$ 524,820$ Capital ratios: Common equity Tier 1 capital ratio 12.14% 13.59% Tier 1 leverage ratio 10.07% 11.00% Tier 1 risk-based capital ratio 12.44% 13.59% Total risk-based capital ratio 13.41% 14.56% As of June 30, 2025 (Dollars in thousands) Preferred Stock ($0.01 par value per share), 10,000,000 shares authorized and no shares issued and outstanding (actual and pro forma, as adjusted) Common Stock ($0.01 par value per share), 50,000,000 shares authorized, 12,239,644 shares issued and outstanding (actual); and 13,174,223 shares issued and outstanding (pro forma as adjusted) Short-term borrowings Total borrowings Long-term borrowings

Historical Selected Financials

($ in thousands, except per share)	At or for the Six Months Ended June 30, (Unaudited) 2025	2024	At or for the Year Ended December 31, (Audited) 2024	2023	2022	2021	2020
Statement of Operations Data:							
Interest and dividend income	$ 61,625	$ 61,259	$ 123,213	$ 102,637	$ 65,320	$ 59,206	$ 62,412
Interest expense	22,226	22,498	45,629	30,536	8,399	8,364	12,984
Net interest income	**39,399**	**38,761**	**77,584**	**72,101**	**56,921**	**50,842**	**49,428**
(Recapture of) provision for credit losses	-	1,501	1,829	3,274	778	396	1,914
Non-interest income	4,667	5,070	10,878	9,619	9,201	7,431	7,150
Non-interest expense	21,306	21,622	46,061	38,754	32,981	32,603	37,527
Net income before taxes	**22,759**	**20,708**	**40,572**	**39,692**	**32,364**	**25,273**	**17,137**
Income tax expense	5,168	3,840	8,886	8,480	7,281	5,913	3,833
Net income	**17,591**	**16,868**	**31,686**	**31,212**	**25,082**	**19,360**	**13,304**
Net income attributable to non controlling interest	-	276	276	519	-	-	-
Net income attributable to common shareholders	**17,591**	**16,592**	**31,410**	**30,693**	**25,082**	**19,360**	**13,304**
Balance Sheet Data:							
Cash and cash equivalents	$ 151,282	$ 147,975	$ 178,198	$ 155,941	$ 61,911	$ 142,013	$ 145,754
Securities available for sale	30,113	39,139	47,938	52,041	35,846	84,888	106,263
Securities held to maturity	157,452	145,955	128,217	158,632	180,067	161,472	2,566
Gross Loans	1,791,517	1,741,580	1,806,997	1,686,482	1,330,660	1,205,501	1,244,496
Allowance for credit losses	17,989	18,105	18,205	16,636	13,060	11,189	10,907
Loans, net of allowance for credit losses	1,773,527	1,723,475	1,788,792	1,669,846	1,317,600	1,194,311	1,233,589
Goodwill	8,511	8,511	8,514	8,511	741	877	877
Core deposit intangible	5,035	6,717	5,825	7,632	3,528	4,352	5,179
Other assets	136,591	151,985	143,728	144,006	142,158	124,865	119,974
Assets	**2,262,511**	**2,223,758**	**2,301,211**	**2,196,609**	**1,741,851**	**1,712,779**	**1,614,202**
Deposits	$1,851,248	$1,815,917	$1,938,597	$1,819,923	$1,420,679	$1,448,821	$1,350,381
Short-term borrowings	46,300	48,336	3,392	6,047	7,736	10,213	22,069
Long-term debt	102,209	113,084	105,773	143,217	117,940	100,789	98,222
Other liabilities	27,487	35,838	33,194	31,646	37,049	13,089	19,934
Liabilities	**2,027,243**	**2,013,174**	**2,080,955**	**2,000,832**	**1,583,404**	**1,572,912**	**1,490,607**
Stockholders' equity	**235,268**	**210,584**	**220,256**	**195,777**	**158,447**	**139,867**	**123,595**
Tangible equity	221,722	195,356	205,917	179,634	154,179	134,638	117,540

30

Source: Company documents

Historical Selected Financials

($ in thousands, except per share)	At or for the Six Months Ended June 30, (Unaudited) 2025	2024	At or for the Year Ended December 31, (Audited) 2024	2023	2022	2021	2020
Per Share Data:							
Common shares outstanding at period end	12,239,644	12,208,881	12,113,144	12,211,756	12,052,088	12,201,988	12,347,463
Weighted average common shares (diluted)	12,188,624	12,389,694	12,367,248	12,225,390	12,127,038	12,274,725	12,347,463
Earnings per common share, diluted	$ 1.44	$ 1.36	$ 2.54	$ 2.51	$ 2.07	$ 1.58	$ 1.08
Book value per common share at period end	$ 19.22	$ 16.78	$ 18.18	$ 15.59	$ 13.15	$ 11.46	$ 10.01
Dividends per share	$ 0.16	$ 0.16	$ 0.17	$ 0.12	$ 0.12	$ 0.06	$ 0.06
Performance Ratios:							
Return on average equity	15.71%	17.12%	15.34%	17.62%	16.82%	14.70%	11.32%
Return on average assets	1.55%	1.53%	1.43%	1.57%	1.45%	1.14%	0.85%
Yield on average interest earning assets	5.84%	6.01%	5.96%	5.58%	4.07%	3.89%	4.42%
Yield on cash	4.18%	4.89%	4.92%	4.86%	1.58%	0.30%	0.82%
Yield on securities portfolio	2.76%	1.84%	1.83%	1.28%	1.07%	1.32%	2.04%
Yield on loan portfolio	6.28%	6.59%	6.52%	6.26%	4.86%	4.77%	4.99%
Cost of interest bearing deposits	2.67%	2.77%	2.79%	1.99%	0.47%	0.54%	1.02%
Cost of funds	2.77%	2.90%	2.91%	2.24%	0.70%	0.71%	1.18%
Net interest margin	3.73%	3.80%	3.75%	3.92%	3.55%	3.34%	3.50%
Non-interest income as a percentage of average assets	0.41%	0.46%	0.49%	0.48%	0.53%	0.44%	0.46%
Non-interest expense as a percentage of average assets	1.88%	1.96%	2.08%	1.95%	1.91%	1.92%	2.40%
Efficiency ratio	48.35%	49.33%	52.07%	47.42%	49.88%	55.95%	66.33%
Liquidity & Asset Quality Ratios:							
Liquidity ratio	16.71%	16.54%	17.03%	18.32%	17.55%	24.69%	17.08%
Loan-to-deposit ratio	96.77%	95.91%	93.21%	92.67%	93.66%	83.21%	92.16%
Nonaccrual loans	$ 5,846	$ 4,936	$ 5,059	$ 4,888	$ 4,005	$ 4,804	$ 14,541
Loans 90 days past due and still accruing	$ 6	$ 15	$ 2	$ 342	$ 8	$ 5	$ 11
Other real estate owned	$ 861	$ 1,089	$ 832	$ 1,046	$ 1,709	$ 2,285	$ 9,287
Non-performing assets	$ 6,713	$ 6,040	$ 5,893	$ 6,276	$ 5,722	$ 7,095	$ 23,839
Non-performing assets to total assets	0.30%	0.27%	0.26%	0.29%	0.33%	0.41%	1.48%
Net loan charge-offs	$ 216	$ 31	$ 259	$ 87	$ (1,092)	$ 113	$ 173
Net loan charge-offs (recoveries) to average loans outstanding	0.02%	0.01%	0.01%	0.01%	-0.09%	0.01%	0.01%

31

Source: Company documents

Non-GAAP Financial Measures Reconciliations

($ in thousands, except per share)	At or for the Six Months Ended June 30, (Unaudited) 2025	2024	At or for the Year Ended December 31, (Audited) 2024	2023	2022	2021	2020
Pre-Tax Pre-Provision Net Income:							
Pre-tax income	$ 22,759	$ 20,708	$ 40,572	$ 39,692	$ 32,364	$ 25,273	$ 17,137
Add: provision for loan and lease losses	-	1,501	1,829	3,274	778	396	1,914
Pre-tax pre-provision net income	**22,759**	**22,209**	**42,401**	**42,966**	**33,142**	**25,669**	**19,051**
Tangible Common Equity:							
Shareholders' equity	$ 235,268	$ 210,584	$ 220,256	$ 195,777	$ 158,447	$ 139,867	$ 123,595
Less: noncontrolling interest	-	5,678	-	5,402	-	-	-
Less: goodwill	8,511	8,511	8,514	8,511	741	877	877
Less: core deposit intangible (net of tax benefit)	3,743	4,994	4,331	5,637	1,865	2,337	2,948
Tangible common equity	**223,013**	**191,401**	**207,411**	**176,227**	**155,841**	**136,653**	**119,770**
Pre-Tax Pre-Provision Return on Average Assets:							
Total average assets	$2,268,859	$2,200,728	$2,217,423	$1,988,067	$1,724,190	$1,698,778	$1,563,664
Pre-tax pre-provision net income	22,759	22,209	42,401	42,966	33,142	25,669	19,051
Pre-tax pre-provision return on average assets	**2.01%**	**2.02%**	**1.91%**	**2.16%**	**1.92%**	**1.51%**	**1.22%**
Return on Average Tangible Common Equity:							
Total average shareholders' equity	$ 223,912	$ 197,020	$ 206,622	$ 177,112	$ 149,157	$ 131,731	$ 117,547
Less: average intangible assets (net of tax benefit)	12,497	13,768	13,497	8,377	2,910	3,520	2,589
Less: average noncontrolling interest	-	5,540	2,701	2,701	-	-	-
Average tangible equity	211,415	177,712	190,424	166,034	146,247	128,212	114,958
Net income to shareholders	17,591	16,592	31,410	30,693	25,082	19,360	13,304
Return on average tangible common equity	**16.64%**	**18.67%**	**16.49%**	**18.49%**	**17.15%**	**15.10%**	**11.57%**
Tangible Book Value per Share:							
Tangible common equity	$ 223,013	$ 191,401	$ 207,411	$ 176,227	$ 155,841	$ 136,653	$ 119,770
Shares of common stock outstanding	12,239,644	12,208,881	12,113,144	12,211,694	12,052,088	12,201,988	12,347,463
Tangible book value per share	**$ 18.22**	**$ 15.68**	**$ 17.12**	**$ 14.43**	**$ 12.93**	**$ 11.20**	**$ 9.70**

32

Source: Company documents

Non-GAAP Financial Measures Reconciliations

($ in thousands, except per share)	At or for the Six Months Ended June 30, (Unaudited) 2025	2024	At or for the Year Ended December 31, (Audited) 2024	2023	2022	2021	2020
Tangible Common Equity to Tangible Assets:							
Tangible common equity	$ 223,013	$ 191,401	$ 207,411	$ 176,227	$ 155,841	$ 136,653	$ 119,770
Total assets	2,262,511	2,223,758	2,301,211	2,196,609	1,741,851	1,712,779	1,614,202
Less: intangible assets	13,546	15,228	14,339	16,143	4,269	5,229	6,056
Tangible assets	2,248,966	2,208,530	2,286,872	2,180,466	1,737,583	1,707,550	1,608,146
Tangible common equity to tangible assets	**9.92%**	**8.67%**	**9.07%**	**8.08%**	**8.97%**	**8.00%**	**7.45%**
Core Deposits:							
Total Deposits	$1,851,248	$1,815,917	$1,938,597	$1,819,923	$1,420,679	$1,448,821	$1,350,381
Less: Time deposits greater than $250,000	97,209	92,555	94,566	78,198	115,742	137,090	151,016
Less: Brokered deposits	125,223	160,369	174,918	160,521	59,442	77,845	82,150
Core deposits	**1,628,816**	**1,562,993**	**1,669,112**	**1,581,204**	**1,245,495**	**1,233,887**	**1,117,215**
Core Net Income:							
Net income	$ 17,591	$ 16,592	$ 31,410	$ 30,693	$ 25,082	$ 19,360	$ 13,304
Add: merger expenses from AB&T acquisition	309	697	2,788	366	131	-	-
Less: tax effect	(77)	(174)	(697)	(92)	(33)	-	-
Core net income	**17,823**	**17,115**	**33,501**	**30,968**	**25,181**	**19,360**	**13,304**
Core Earnings per Share:							
Core net income	$ 17,823	$ 17,115	$ 33,501	$ 30,968	$ 25,181	$ 19,360	$ 13,304
Average shares outstanding	12,137,138	12,211,138	12,187,788	12,189,238	12,127,038	12,274,725	12,347,463
Core earnings per share	**$ 1.47**	**$ 1.40**	**$ 2.75**	**$ 2.54**	**$ 2.08**	**$ 1.58**	**$ 1.08**
Core Return on Average Assets:							
Core net income	$ 17,823	$ 17,115	$ 33,501	$ 30,968	$ 25,181	$ 19,360	$ 13,304
Average assets	2,268,859	2,200,728	2,217,423	1,988,067	1,724,190	1,698,778	1,563,664
Core return on average assets	**1.57%**	**1.55%**	**1.51%**	**1.56%**	**1.46%**	**1.14%**	**0.85%**

33
Source: Company documents

Non-GAAP Financial Measures Reconciliations

($ in thousands, except per share)	At or for the Six Months Ended June 30, (Unaudited) 2025	2024	At or for the Year Ended December 31, (Audited) 2024	2023	2022	2021	2020
Core Return on Average Tangible Common Equity:							
Average tangible common equity	$ 211,415	$ 177,712	$ 190,424	$ 166,034	$ 146,247	$ 128,212	$ 114,958
Core net income	17,823	17,115	33,501	30,968	25,181	19,360	13,304
Core return on average tangible common equity	**16.86%**	**19.26%**	**17.59%**	**18.65%**	**17.22%**	**15.10%**	**11.57%**
Core Efficiency Ratio:							
Add: net interest income	$ 39,399	$ 38,761	$ 77,584	$ 72,101	$ 56,921	$ 50,842	$ 49,428
Add: noninterest income	4,667	5,070	10,878	9,619	9,201	7,431	7,150
Operating revenue	44,065	43,831	88,462	81,720	66,123	58,273	56,578
Total noninterest expenses	21,306	21,622	46,061	38,754	32,981	32,603	37,527
Less: merger expenses from AB&T acquisition	309	697	2,788	366	131	-	-
Core noninterest expenses	20,997	20,925	43,273	38,388	32,849	32,603	37,527
Core efficiency ratio	**47.65%**	**47.74%**	**48.92%**	**46.97%**	**49.68%**	**55.95%**	**66.33%**

	Nine months ended September 30, 2025 (Dollars in thousands) Low (estimated)	High (estimated)
Preliminary Estimated Pre-Tax Pre-Provision Net Income:		
Pre-tax income (GAAP)	$ 35,000	$ 36,500
Add: provision for loan and lease losses	-	-
Pre-tax pre-provision net income (non-GAAP)	**35,000**	**36,500**

34
Source: Company documents